

July 22, 2011

<u>Via Email</u>
Mr. Robert Roche
c/o Theresa Roche
Roche Family Office
9746 S. Roberts Road
Palos Hills, IL 60465

> **Re:** **Acorn International, Inc.**
> **Amendment No. 3 to Schedule 13D filed by Robert W. Roche, et al.**
> **Filed June 3, 2011**
> **File No. 05-83555**

Dear Mr. Roche:

We refer to your response to prior comment six of our letter dated June 23, 2011. As noted in our prior comment, there was a specific reference to the intended use of contributed funds in the May 24, 2011 agreement. The agreement appears to have been executed in anticipation of a planned tender offer for shares of Acorn International. We also do not agree with your analysis explaining the timing of the filing of the Schedule 13D/A on June 3, 2011. Please refer to Section 13(d)(2) of the Exchange Act and corresponding Rule 13d-2(a), which require an amendment to prior beneficial ownership reports upon the occurrence of a material change in the facts set forth in the disclosure. Refer generally to the Division of Corporation Finance's Compliance & Disclosure Interpretations on Exchange Act Sections 13(d) and 13(g), Question and Answer 110.06 available at http://www.sec.gov/divisions/corpfin/guidance/reg13d-interp.htm.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

> Sincerely,
> /s/ *Mellissa Campbell Duru*
> Mellissa Campbell Duru
> Special Counsel
> Office of Mergers & Acquisitions

Cc (via email): Robert Masella, Esq.
Clifford Chance LLP